Via EDGAR Submission

December 21, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MEDNAX, Inc.
File Number 001-12111

Dear Mr. Rosenberg:

We have received the Staff’s comment letter dated December 20, 2011 (the “Comment Letter”), addressed to Dr. Roger Medel, Chief Executive Officer of MEDNAX, Inc. (the “Company”), relating to the Annual Report on Form 10-K (the “Annual Report”) filed by the Company for the year ended December 31, 2010. As discussed with the Staff, it is our intention to file a response to your comments by January 20, 2012.

If you or any other member of the Staff should have any questions regarding this letter, please feel free to contact the undersigned by phone at 954-384-0175, extension 5083.

Sincerely,

/s/ Vivian Lopez-Blanco
Vivian Lopez-Blanco
Chief Financial Officer

Cc:	Kei Nakada (SEC)
Mark Brunhofer (SEC)
Thomas W. Hawkins